Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

January 31, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Jessica Plowgian, Attorney-Advisor

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Form 8-K (Originally filed November 13, 2012)

File No. 000-54427

Dear Ms. Plowgian:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form 8-K (originally filed on November 13, 2012) for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated December 10, 2012 (the “Comment Letter”) in response to the initial filing of the Form 8-K in November 2012. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K.

General

1. Disclose any material relationships that existed between and among the company, your former principal stockholders, and the stockholders of First Rate Nevada or First Rate California prior to the time of the reverse acquisition. Refer to Item 2.01(c) and (d) of Form 8-K. Revise your disclosure to explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Identify any promoters as required by Item 404(c) of Regulation S-K.

Response: We have added disclosure in the Form 8-K under a new sub-section “Tiber Creek Relationship” to address these issues regarding the former stockholders and various relationships with the Company and the background of the reverse mergers.

Item 2.01 Completion of Acquisition or Disposition of Assets

2. We refer to your discussion of the mergers completed between First Rate Staffing Corporation, First Rate Staffing, LLC, and First Rate Staffing, Inc. You state that the mergers took place separately, but were concurrently completed on November 13, 2012. Please tell us how you intend to account for the mergers between the companies.

Response: The Company accounted for the mergers of First Rate Staffing, LLC and First Rate Staffing, Inc. as a concurrent reverse acquisition (recapitalization transaction) completed on November 13, 2012 through the exchange of four million common shares of the Company for all the outstanding membership interests of First Rate Staffing, LLC and all of the outstanding common stock of First Rate Staffing, Inc.

Business, page 2

3. Please revise to clearly disclose if you consider your combined organization after the mergers completed on November 13, 2012 as: 1) a temporary staffing services company; 2) a Professional Employer Organization; or 3) as a placement agency.

Response: The Company considers itself to be a temporary staffing company. However, the Company conducts permanent placements at the request of existing clients. The revised disclosure is included in the Form 8-K.

4. Please revise your disclosure to indicate the portion of your historic revenues attributable to each product and service offering (including, but not limited to recruiting, human resources services, worker’s compensation services and risk management services). We note, for example, your disclosure on page 18 that clients receive your risk management services at no cost. Separately, you should clearly identify future or planned product and service offerings and provide the status of development of such offerings. We note, for example, your reference on page 29 to starting an accounts receivable factoring business.

Response: The Company has supplemented its disclosure to address these items. The revised disclosure in the Form 8-K provides this additional information.

5. Please discuss the federal and state laws and regulations that apply to your operations and your compliance with those laws and regulations.

Response: We have added disclosure in the Form 8-K under a new sub-section “Governmental Regulations” to address these issues.

Services, page 2

6. Please revise your disclosure to address whether there are any conditions or limitations on the “guarantee” you provide to your clients. Your revised disclosure should also indicate the number of refunds you have paid clients in the last fiscal year.

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Response: The Company has revised its disclosure in the Form 8-K to address these issues. Please note that to date the Company has not paid any “refunds” per se under this “guarantee” policy.

Strategic Partners and Supplies, page 3

7. We note your statement that you believe that strategic partnerships will be a “major component” of your operating strategy. Please clarify the nature of these anticipated strategic partnerships, including the type of individual or entity with whom you would enter into these agreements and how they would be used in your operations.

Response: The Company has supplemented its disclosure to address these issues. The expanded disclosure in the Form 8-K provides this additional information.

Risk Management Program, page 3

8. Please provide the basis for your assertion that your risk management and safety program is “industry-leading.”

Response: The Company has supplemented its disclosure to address this issue. The revised disclosure in the Form 8-K provides the supporting information.

Strategic Partners and Suppliers, page 4

9. This disclosure appears to be identical to the disclosure on page 3. Please remove the duplicative disclosure.

Response: The duplicative disclosure has been removed in the Form 8-K.

Revenues, page 5

10. Please balance the disclosure of your revenues with disclosure of your net losses.

Response: The Company has revised this disclosure in the Form 8-K.

Management’s Discussion and Analysis of Financial Condition…, page 6

11. Please revise your Management’s Discussion and Analysis to prominently state that your independent auditors have expressed substantial doubt as to your ability to continue as a going concern and explain what that means.

Response: The Company has revised this disclosure in the Form 8-K to prominently state this matter.

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Pricing, page 7

12. We note your statement that your pricing is dependent on several variables and that you typically charge clients by marking up the pay of employees or “through other bill rates.” Please expand your disclosure to more clearly address the manner in which you charge for your services. For example, clarify the types of “other bill rates” you charge.

Response: The Company has supplemented its disclosure to address these issues regarding pricing. The expanded disclosure in the Form 8-K provides this additional information.

Alternative Financial Planning, page 7

13. We note your statement that if you are not able to successfully raise money as needed through a private placement or other securities offering, your ability to expand and implement your longer term business plan will be “severely jeopardized.” Please expand your disclosure to quantify the funding needed to expand and implement your business plan and strategy and clarify your reference to “longer term.”

Response: The Company has revised this disclosure in the Form 8-K (including under the section “Capital Resources”) to note additional information about its capital needs and funding objectives.

Capital Resources, page 7

14. We note your statement that you intend to fund your own accounts receivable factoring company and operate your own worker’s compensation captive unit. Please expand your disclosure to address when you anticipate expanding your operations to include these services and clarify how they would impact your current business operations. Identify any material costs or regulatory obligations you would incur as a result of operating an accounts receivable factoring company or worker’s compensation captive unit.

Response: The Company has supplemented its disclosure in this section of the Form 8-K to address these issues.

15. Please discuss the extent to which you have relied on financing from related parties.

Response: The Company does not typically require financing from related parties for its operations. However, cash flow does vary in the operation of a staffing business. Factors that can cause unexpected changes in cash flow include annual workers’ compensation deposits, seasonal variations in the Company’s temporary work force and holiday and vacation pay paid by the Company. In addition, the Company has non-recurring or extraordinary charges from time to time, such as the expenses associated with the public offering, attorney’s fees and accounting fees. To meet unexpected costs or variability in cash flow, the Company has relied from time to time on financing from its related parties. As the Company expands and its sustained profitability and cash flow improves, the Company expects that any such reliance on financing from third parties would become obviated.

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16. Please provide a discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960. Your revised disclosure should address and quantify, if possible, your anticipated “significant budget” for marketing activities, as referenced on page 4 as well the expenses associated with being a public company.

Response: The Company has supplemented its disclosure in this section of the Form 8-K to address these issues. Please note that the Company’s ability to meet both short-term (period of 1 year and less) and long-term (period greater than 1 year) liquidity is provided by factoring accounts receivable balances with a non-related third party financial institution. The Company entered into a new agreement effective September 1, 2012, with a $1,000,000 factor commitment. In addition, First Rate will potentially save approximately $100,000 annually on borrowing costs compared to the previous factoring arrangement based on the company’s current sales numbers (The difference between 9% and 24% on approximately $6.5 million factored accounts receivable balances). In addition, the Company may borrow from time to time as available, sources of funds from its officers and/or directors as needed.

The Company’s significant budget for marketing activities during FY2012 and FY2013 will consist of two levels of marketing: client marketing and acquisition marketing.  Client marketing costs are associated with sales staff whose sole purpose is to market to current and potential clients that fit the Company model. The Company uses a ‘boots on the ground’ approach leaving behind brochures and informative packages in an attempt to secure the contract.  Additionally, the Company incurs client relations costs.  For client acquisitions the Company incurs costs for investor relations, travelling, expenses for client acquisitions, and case by case joint marketing material for specific acquisitions as they occur.

The ongoing costs associated with being a public company will require approximately $40,000 to $50,000 per annum, consisting of corporate governance associated expenses, professional legal and accounting fees.

Discussion of Six Months ended June 30, 2012 for First Rate California, page 8

Discussion of Six Months ended June 30, 2012 for First Rate Nevada, page 8

Discussion of Year ended December 31, 2011 for First Rate California, page 8

Discussion of Year ended December 31, 2011 for First Rate Nevada, page 8

17. Disclose the primary reasons for changes in your results of operations in the periods presented. For each period presented, revise to: (1) clearly disclose and quantify each material factor that contributed to changes in revenues and operating losses; (2) provide insight into the underlying business drivers or conditions that contributed to these changes; and (3) describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance. Please refer to Item 303 of Regulation S-K. For example, we note that both First Rate California and First Rate Nevada generated more revenues during the six months ended June 30, 2012 as compared with the six months ended June 30, 2011, however, each entity posted an operating loss during the six months ended June 30, 2012 as compared with an operating profit during the six months ended June 30, 2011.

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Response: The Company has provided additional disclosure regarding the primary reasons for the changes in results in the periods presented.

Management, page 8

18. With respect to each director and executive officer, identify the name and principal business of each company or organization in which such person has been employed for the last five years. In addition, for each director, include a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. See Item 401(e) of Regulation S-K.

Response: The Company has supplemented its disclosure in this section of the Form 8-K to address these issues.

19. Please provide the disclosure required by Item 404(d) of Regulation S-K regarding related party transactions.

Response: We have added disclosure in the Form 8-K under a new sub-section “Certain Relationships and Related Transactions” to address these related party matters.

Risk Factors, page 10

20. Please include a risk factor addressing the fact that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

Response: This risk factor has been added to the Form 8-K.

21. Please include a risk factor regarding the resale restrictions imposed by Rule 144 of the Exchange Act, including those in Rule 144(i), which apply to a former or current shell company.

Response: The additional risk factor has been added to the Form 8-K. However, the Company does not believe that Rule 144(i) is applicable. The Company presently has business operations and assets consisting of more than cash or cash equivalents. Accordingly, the text of Rule 144(i) seems inapplicable here. Further, the Company has been filing regular reports under the Exchange Act. Finally, we note that Rule 144(i)(1)(i) specifically excludes from its application issuers that are business combination related shell companies. Accordingly, Rule 144(i)(1)(ii) would not apply to the Company to the extent that it was a business combination related shell company prior to the merger completed in 2012. As the Company presently has substantive business operations and actual assets consisting of more than cash or cash equivalents, and the fact that the Company has been filing reports under the Exchange Act, it seems that Rule 144(i) is not applicable.

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22. Please include a risk factor addressing your lack of independent directors.

Response: This risk factor has been added to the Form 8-K.

“A substantial portion of the assets of the Company are pledged…,” page 14

23. Please quantify the portion of your assets pledged as collateral under these agreements and address the circumstances in which the lenders may foreclose on the collateral.

Response: We have revised the risk factor in the Form 8-K to provide the additional disclosure.

“The time devoted by Company management may not be full-time,” page 14

24. Please disclose the amount of time each officer currently contributes to the company.

Response: We have removed this risk factor. Currently, the officers of the Company do contribute a full-time schedule for the benefit of the Company, and the officers are available outside of traditional business hours to accommodate the pressing needs of clients.

Recent Sales of Unregistered Securities, page 15

25. Please revise to specify the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and briefly identify the facts relied upon to make the exemption available as well as the business purpose for each transaction identified herein. See Item 701 of Regulation S-K.

Response: The requested information has been included in the Form 8-K, specifying additional details regarding the private placements of securities.

Item 9.01 Financial Statements

26. Please update your financial statements and related disclosures as of September 30, 2012.

Response: The Company has included its updated financial statements and related disclosures as of September 30, 2012 with the filing of the attached Form 8-K.

27. Please include pro forma financial information reflecting the effects of the mergers completed on November 13, 2012. The pro forma information should also reflect income tax expense on a pro forma basis. Please refer to the provisions of Rule 8-05 of Regulation S-X.

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Response: The Company has provided the pro forma information reflecting the mergers as of and for the period ended September 30, 2012. This information is summarized below.

UNAUDITED PROFORMA BALANCE SHEETS

AS OF SEPTMBER 30, 2012

	First Rate LLC & Inc	First Rate	Adjustments	Proforma

ASSETS

Cash	$93,898	$150	$-	$94,048
Accounts receivable, net	249,968	-	-	249,968
Current assets	343,866	150	-	344,016

Property & equipment	1,017	-	-	1,017
Total assets	$344,883	$150	$-	$345,033

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable	$6,228	$-	$-	$6,228
Accrued expenses	17,183	-	-	17,183
Payroll tax payable	50,542	-	-	50,542
Current liabilities	73,953	-	-	73,953

Related party note	236,026	-	-	236,026
Total liabilities	309,979	-	-	309,979

Stockholders' equity
Common stock	-	150	-	150
Additional paid-in capital	61,852	52,501	(52,501)	61,852
Accumulated deficit	(26,948)	(52,501)	52,501	(26,948)
Total stockholders' equity	34,904	150	-	35,054

TOTAL LIABILITIES & EQUITY	$344,883	$150	$-	$345,033

	-	-	-	-

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UNAUDITED PROFORMA INCOME STATEMENT

NINE MONTHS ENDED SEPTEMBER 30, 2012

	First Rate LLC & Inc	First Rate	Adjustments	Proforma

Revenues	$5,022,392	$-	$-	$5,022,392
Cost of revenues	4,469,110	-	-	4,469,110
Gross profit	553,282	-	-	553,282

Operating expenses	485,860	51,158		537,018
Income (loss) from operations	67,422	(51,158)	-	16,264

Other expenses	-	-	-	-
Interest expense, net	115,112	-	-	-

Loss before income tax	(47,690)	(51,158)	-	(98,848)

Income tax expense	-	-	-	-

Net loss	$(47,690)	$(51,158)	$-	$(98,848)

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Forms 8-K and S-1 filed herewith together address the recent comments in the Comment Letter.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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